SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2.

(Amendment No. 2)*

Clean Diesel Technologies, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

18449C 401
(CUSIP Number)

June 14, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 18449C 401	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS EnerTech Capital Partners II L.P (“ECP II")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5
SOLE VOTING POWER

30,040 common shares (“shares"), except that ECP II Management, L.P. (“EM II LP"), the general partner of ECP II, and ECP II Management, LLC (“EM II LLC"), the general partner of EM II LP, may be deemed to have sole power to vote these shares, and William G. Kingsley (“Kingsley"), Scott B. Ungerer (“Ungerer"), Robert E. Keith, Jr. (“Keith"), and Mark J. DeNino (“DeNino"), the members of the executive board of EM II LLC, may be deemed to have shared power to vote these shares.

BENEFICIALLY OWNED BY	6	SHARED VOTING POWER See response to row 5
EACH REPORTING	7
SOLE DISPOSITIVE POWER

30,040 common shares (“shares"), except that ECP II Management, L.P. (“EM II LP"), the general partner of ECP II, and ECP II Management, LLC (“EM II LLC"), the general partner of EM II LP, may be deemed to have sole power to dispose of these shares, and William G. Kingsley (“Kingsley"), Scott B. Ungerer (“Ungerer"), Robert E. Keith, Jr. (“Keith"), and Mark J. DeNino (“DeNino"), the members of the executive board of EM II LLC, may be deemed to have shared power to dispose of these shares.

PERSON WITH	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,040 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.75%
12	TYPE OF REPORTING PERSON PN

SCHEDULE 13G
CUSIP No. 18449C 401	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS ECP II Management L.P (“EM II LP")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5
SOLE VOTING POWER

30,040 shares, all of which are directly owned by ECP II, except that EM II LLC, the general partner of EM II LP, may be deemed to have sole power to vote these shares, and Kingsley, Ungerer, Keith, and DeNino, the members of the executive board of EM II LLC, may be deemed to have shared power to vote these shares.

BENEFICIALLY OWNED BY	6	SHARED VOTING POWER See response to row 5
EACH REPORTING	7
SOLE DISPOSITIVE POWER

30,040 shares, all of which are directly owned by ECP II, except that EM II LLC, the general partner of EM II LP, may be deemed to have sole power to dispose of these shares, and Kingsley, Ungerer, Keith, and DeNino, the members of the executive board of EM II LLC, may be deemed to have shared power to dispose of these shares.

PERSON WITH	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,040 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.75%
12	TYPE OF REPORTING PERSON PN

SCHEDULE 13G
CUSIP No. 18449C 401	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS ECP II Interfund L.P. (“EI II")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5
SOLE VOTING POWER

1,147 shares, except that EM II LLC, the general partner of EI II, may be deemed to have sole power to vote these shares, and Kingsley, Ungerer, Keith, and DeNino, the members of the executive board of EM II LLC, may be deemed to have shared power to vote these shares.

BENEFICIALLY OWNED BY	6	SHARED VOTING POWER See response to row 5
EACH REPORTING	7
SOLE DISPOSITIVE POWER

1,147 shares, except that EM II LLC, the general partner of EI II, may be deemed to have sole power to dispose of these shares, and Kingsley, Ungerer, Keith, and DeNino, the members of the executive board of EM II LLC, may be deemed to have shared power to dispose of these shares.

PERSON WITH	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,147 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%
12	TYPE OF REPORTING PERSON PN

SCHEDULE 13G
CUSIP No. 18449C 401	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS ECP II Management LLC (“EM II LLC")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5
SOLE VOTING POWER

31,187 shares, of which 30,040 shares are directly owned by ECP II and 1,147 shares are directly owned by EI II.  EM II LLC, the general partner of EI II and of EM II LP, which in turn is the general partner of ECP II, may be deemed to have sole power to vote these shares, and Kingsley, Ungerer, Keith and DeNino, the members of the executive board of EM II LLC, may be deemed to have shared power to vote these shares.

BENEFICIALLY OWNED BY	6	SHARED VOTING POWER See response to row 5
EACH REPORTING	7
SOLE DISPOSITIVE POWER

31,187 shares, of which 30,040 shares are directly owned by ECP II and 1,147 shares are directly owned by EI II.  EM II LLC, the general partner of EI II and of EM II LP, which in turn is the general partner of ECP II, may be deemed to have sole power to dispose of these shares, and Kingsley, Ungerer, Keith and DeNino, the members of the executive board of EM II LLC, may be deemed to have shared power to dispose of these shares.

PERSON WITH	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,187 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.78%
12	TYPE OF REPORTING PERSON OO

SCHEDULE 13G
CUSIP No. 18449C 401	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS Scott B. Ungerer (“Ungerer")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen
NUMBER OF SHARES	5	SOLE VOTING POWER 0 shares
BENEFICIALLY OWNED BY	6
SHARED VOTING POWER

31,187 shares, of which 30,040 shares are directly owned by ECP II and 1,147 shares are directly owned by EI II.  Ungerer, a member of the executive board of EM II LLC, which is the gerneral partner of EI II LP and of EM II LP, which is the general partner of ECP II, may be deemed to have shared power to vote these shares.

EACH REPORTING	7	SOLE DISPOSITIVE POWER 0 shares
PERSON WITH	8
SHARED DISPOSITIVE POWER

31,187 shares, of which 30,040 shares are directly owned by ECP II and 1,147 shares are directly owned by EI II.  Ungerer, a member of the executive board of EM II LLC, which is the gerneral partner of EI II LP and of EM II LP, which is the general partner of ECP II, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,187 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.78%
12	TYPE OF REPORTING PERSON IN

SCHEDULE 13G
CUSIP No. 18449C 401	Page 7 of 15 Pages

1	NAMES OF REPORTING PERSONS William G. Kingsley (“Kingsley")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen
NUMBER OF SHARES	5	SOLE VOTING POWER 0 shares
BENEFICIALLY OWNED BY	6
SHARED VOTING POWER

31,187 shares, of which 30,040 shares are directly owned by ECP II and 1,147 shares are directly owned by EI II.  Kingsley, a member of the executive board of EM II LLC, which is the gerneral partner of EI II LP and of EM II LP, which is the general partner of ECP II, may be deemed to have shared power to vote these shares.

EACH REPORTING	7	SOLE DISPOSITIVE POWER 0 shares
PERSON WITH	8
SHARED DISPOSITIVE POWER

31,187 shares, of which 30,040 shares are directly owned by ECP II and 1,147 shares are directly owned by EI II.  Kingsley, a member of the executive board of EM II LLC, which is the gerneral partner of EI II LP and of EM II LP, which is the general partner of ECP II, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,187 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.78%
12	TYPE OF REPORTING PERSON IN

SCHEDULE 13G
CUSIP No. 18449C 401	Page 8 of 15 Pages

1	NAMES OF REPORTING PERSONS Robert E. Keith, Jr. (“Keith")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen
NUMBER OF SHARES	5	SOLE VOTING POWER 0 shares
BENEFICIALLY OWNED BY	6
SHARED VOTING POWER

31,187 shares, of which 30,040 shares are directly owned by ECP II and 1,147 shares are directly owned by EI II.  Keith, a member of the executive board of EM II LLC, which is the gerneral partner of EI II LP and of EM II LP, which is the general partner of ECP II, may be deemed to have shared power to vote these shares.

EACH REPORTING	7	SOLE DISPOSITIVE POWER 0 shares
PERSON WITH	8
SHARED DISPOSITIVE POWER

31,187 shares, of which 30,040 shares are directly owned by ECP II and 1,147 shares are directly owned by EI II.  Keith, a member of the executive board of EM II LLC, which is the gerneral partner of EI II LP and of EM II LP, which is the general partner of ECP II, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,187 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.78%
12	TYPE OF REPORTING PERSON IN

SCHEDULE 13G
CUSIP No. 18449C 401	Page 9 of 15 Pages

1	NAMES OF REPORTING PERSONS Mark J. DeNino (“DeNino")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen
NUMBER OF SHARES	5	SOLE VOTING POWER 0 shares
BENEFICIALLY OWNED BY	6
SHARED VOTING POWER

31,187 shares, of which 30,040 shares are directly owned by ECP II and 1,147 shares are directly owned by EI II.  DeNino, a member of the executive board of EM II LLC, which is the gerneral partner of EI II LP and of EM II LP, which is the general partner of ECP II, may be deemed to have shared power to vote these shares.

EACH REPORTING	7	SOLE DISPOSITIVE POWER 0 shares
PERSON WITH	8
SHARED DISPOSITIVE POWER

31,187 shares, of which 30,040 shares are directly owned by ECP II and 1,147 shares are directly owned by EI II.  DeNino, a member of the executive board of EM II LLC, which is the gerneral partner of EI II LP and of EM II LP, which is the general partner of ECP II, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,187 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.78%
12	TYPE OF REPORTING PERSON IN

SCHEDULE 13G
CUSIP No. 18449C 401	Page 10 of 15 Pages

Item 1(a)	Name of Issuer:

Clean Diesel Technologies, Inc., a Delaware corporation (“CDTI" or the “Issuer").

Item 1(b)	Address of Issuer's Principal Executive Offices:

4567 Telephone Road
Suite 206
Ventura, CA 93003

Item 2(a)	Names of Persons Filing:

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons"):

(i)	EnerTech Capital Partners II L.P (“ECP II");
(ii)	ECP II Management L.P (“EM II LP");
(iii)	ECP II Interfund L.P. (“EI II");
(iii)	ECP II Management LLC (“EM II LLC");
(iv)	Scott B. Ungerer (“Ungerer");
(v)	William G. Kingsley (“Kingsley");
(vi)	Robert E. Keith (“Keith"); and
(vii)	Mark J. DeNino (“DeNino").

This statement relates to Common Stock (as defined herein) held for the account of ECP II and EI II.  EM II LP is the general partner of ECP II.  EM II LLC is the general partner of EM II LP and EI II.  Ungerer, Kingsley, Keith and DeNino are the sole members of the executive board of EM II LLC (in such capacity, collectively the “Members").

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The business office of each reporting person is:

Building D, Suite 105
625 W. Ridge Pike
Conshohocken, PA 19428

Item 2(c)	Citizenship:

(i)	ECP II is a Delaware limited partnership;
(ii)	EM II LP is a Delaware limited partnership;
(iii)	EI II is a Delaware limited partnership
(iv)	EM II LLC is a Delaware limited liability company;
(v)	Ungerer is a U.S. citizen;
(vi)	Kingsley is a U.S. citizen;
(vii)	Keith is a U.S. citizen; and
(viii)	DeNino is a U.S. citizen.

SCHEDULE 13G
CUSIP No. 18449C 401	Page 11 of 15 Pages

Item 2(d)	Title of Class of Securities:

Common stock, par value $0.01 per share (“Common Stock").

Item 2(e)	CUSIP Number:

18449C 401

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4(a)	Amount Beneficially Owned:

As of June 14, 2011:

(i)           ECP II  and EM II LP may be deemed to be the beneficial owners of 30,040 shares of Common Stock (including (A) 14,030 outstanding shares of Common Stock and (B) 16,010 shares of Common Stock issuable upon exercise of warrants beneficially owned by such Reporting Persons);

(ii)           EI II may be deemed to be the beneficial owner of 1,147 shares of outstanding Common Stock; (including (A) 536 outstanding shares of Common Stock and (B) 611 shares of Common Stock issuable upon exercise of warrants beneficially owned by such Reporting Person); and

(iii)           EM II LLC and each of the Members may be deemed to be the beneficial owners of 31,187 shares of Common Stock (including (A) 14,566 outstanding shares of Common Stock and (B) 16,621 shares of Common Stock issuable upon exercise of warrants beneficially owned by such Reporting Persons).

All such Common Stock is held directly by ECP II and EI II in the amounts set forth above.  All of the Reporting Persons other than ECP II and EI II disclaim beneficial ownership of such securities except to the extent of their pecuniary interest therein, and this report shall not be deemed an admission that such reporting person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Item 4(b)	Percent of Class:

As of June 14, 2011, assuming full exercise of the warrants beneficially owned by the Reporting Persons:

(i)           ECP II and EM II LP may be deemed to be the beneficial owners of approximately 0.75% of the total number of shares of Common Stock outstanding;

(ii)           EI II may be deemed to be the beneficial owner of approximately 0.03% of the total number of shares of Common Stock outstanding; and

SCHEDULE 13G
CUSIP No. 18449C 401	Page 12 of 15 Pages

(iii)           EM II LLC and each of the Members may be deemed to be the beneficial owners of approximately 0.78% of the total number of shares of Common Stock outstanding;

in each case based on the total number of outstanding shares of Common Stock as reported by CDTI in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 13, 2010.

Item 4(c)	Number of shares as to which such person has:

ECP II and EM II LP:
(i)	Sole power to vote or direct the vote:	30,040
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	30,040
(iv)	Shared power to dispose or to direct the disposition of:	0

EI II:
(i)	Sole power to vote or direct the vote:	1,147
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	1,147
(iv)	Shared power to dispose or to direct the disposition of:	0

EM II LLC and each of the Members:
(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote:	31,187
(iii)	Sole power to dispose or to direct the disposition of:	0
(iv)	Shared power to dispose or to direct the disposition of:	31,187

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box.  ☒

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

The Members are the sole members of EM II LLC, and in such capacity have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held for the account of ECP II, EM II LP, EI II and EM II LLC.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

SCHEDULE 13G
CUSIP No. 18449C 401	Page 13 of 15 Pages

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G
CUSIP No. 18449C 401	Page 14 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2011	EnerTech Capital Partners II, L.P.
By: ECP II Management L.P., its General Partner
By: ECP II Management LLC, its General Partner

By: /s/ Colleen Pale, Attorney-in-Fact*

ECP II Management L.P.
By: ECP II Management LLC, its General Partner

By: /s/ Colleen Pale, Attorney-in-Fact*

ECP II Management LLC

By: /s/ Colleen Pale, Attorney-in-Fact*

ECP II Interfund L.P.
By: ECP II Management LLC, its General Partner

By: /s/ Colleen Pale, Attorney-in-Fact*

Scott B. Ungerer

By: /s/ Colleen Pale, Attorney-in-Fact*

William Kingsley

By: /s/ Colleen Pale, Attorney-in-Fact*

Robert E. Keith, Jr.

By: /s/ Pamela Strisofsky, Attorney-in-Fact*

Mark J. DeNino

By: /s/ Pamela Strisofsky, Attorney-in-Fact*

___________________________

*Signed pursuant to at Power of Attorney included as an Exhibit to this Schedule 13G.

SCHEDULE 13G
CUSIP No. 18449C 401	Page 15 of 15 Pages

EXHIBIT INDEX

Exhibit 1.
Joint Filing Agreement, dated as of February 3, 2011, among the Reporting Persons.  Filed as Exhibit 1 to the Schedule 13G/A filed by the Reporting Persons with respect to Clean Diesel Technologies, Inc. on February 4, 2011 and incorporated herein by reference.

Exhibit 2.
Power of Attorney of the Reporting Persons, dated as of October 19, 2010.  Filed as Exhibit 2 to the Schedule 13G filed by the Reporting Persons with respect to Clean Diesel Technologies, Inc. on October 25, 2010 and incorporated herein by reference.